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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 5)

7-ELEVEN, INC.
(Name of Subject Company (issuer))

IYG HOLDING COMPANY
a wholly owned subsidiary of
 SEVEN-ELEVEN JAPAN CO., LTD.
(Names of Filing Persons (offerors))

COMMON STOCK, PAR VALUE $.0001 PER SHARE
(Title of Class of Securities)

817826209
(CUSIP Number of Class of Securities)

Youichi Tsuda
Manager, Legal Department
Seven-Eleven Japan Co., Ltd.
8-8 Nibancho, Chiyoda-ku
Tokyo 102-8455, Japan
(813) 6238-3711
(Name, Address and Telephone Number of Persons Authorized to Receive
Notices and Communications on Behalf of Filing Persons)

Copy to:
Creighton O'M. Condon
Andrew B. Jánszky
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
(212) 848-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,024,615,800	$120,600

*
Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $.0001 per share (the "Shares"), of 7-Eleven, Inc., a Texas corporation, other than Shares owned by Seven-Eleven Japan Co., Ltd. ("Parent") and its subsidiaries, at a purchase price of $32.50 per Share, net to the seller in cash. As of June 30, 2005, there were 115,435,471 Shares outstanding, of which 83,908,831 Shares are owned by Parent and its subsidiaries. As a result, this calculation assumes the purchase of 31,526,640 Shares.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2005 issued by the Securities and Exchange Commission on December 9, 2004. Such fee equals 0.011770% of the transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$120,600	Filing Party:	Seven-Eleven Japan Co., Ltd. IYG Holding Company
Form or Registration No.:	Schedule TO-T	Date Filed:	September 6, 2005
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☒
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Amendment No. 5 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the Securities and Exchange Commission on September 6, 2005 by Seven-Eleven Japan Co., Ltd., a Japanese corporation ("Parent"), and IYG Holding Company, a Delaware corporation and wholly owned subsidiary of Parent ("Purchaser"), relating to the Offer (as defined below) by Purchaser to purchase all the outstanding shares of common stock, par value $.0001 per share (the "Shares"), of 7-Eleven, Inc., a Texas corporation (the "Company"), not owned by Parent and its subsidiaries, at a purchase price of $32.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 6, 2005, and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer").

Item 11.    Additional Information.

        (a)(5) On September 22, 2005, Alaska Laborers Employers Retirement Fund filed a shareholder derivative action on behalf of the Company naming Parent, Purchaser and certain directors of the Company as defendants. The complaint generally alleges, among other things, that the defendants have breached their fiduciary duties owed to the Company's minority shareholders in connection with the Offer and that the price of the Offer is unfair and inadequate. The complaint requests that the consummation of the Offer be enjoined and seeks an award of attorneys' fees and experts' fees and the imposition of a constructive trust in connection with the litigation.

Item 12.    Exhibits.

(a)(5)(vii)
Complaint of Alaska Laborers Employers Retirement Fund, derivatively on behalf of 7-Eleven, Inc., against Seven-Eleven Japan Co., Ltd. et al. filed in the County Court of Dallas County, Texas on September 22, 2005.

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SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2005
IYG HOLDING COMPANY
	By:	/s/ NOBUTAKE SATO Name: Nobutake Sato Title: Vice President and Director
SEVEN-ELEVEN JAPAN CO., LTD.
	By:	/s/ TOSHIRO YAMAGUCHI Name: Toshiro Yamaguchi Title: President & COO

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EXHIBIT INDEX

Exhibit No.	Description
(a)(5)(vii)	Complaint of Alaska Laborers Employers Retirement Fund, derivatively on behalf of 7-Eleven, Inc., against Seven-Eleven Japan Co., Ltd. et al. filed in the County Court of Dallas County, Texas on September 22, 2005.

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  Item 11. Additional Information.
  Item 12. Exhibits.
SIGNATURES
EXHIBIT INDEX